Exhibit 99.1

PRESS RELEASE

Paris, October 29, 2015

Sanofi grew sales and business EPS(1) in Q3 2015

Broad-based sales growth despite Diabetes sales erosion in the U.S.

•                  Group sales(2) increased 3.4% (up 9.2% on a reported basis) to €9,591 million

•                  Diabetes sales decreased 6.6%, as a result of lower U.S. sales of Lantus®

•                  Genzyme sales (up 32.7%) showed strong momentum driven by Multiple Sclerosis products

•                  Vaccines sales were up 5.5% mainly driven by Emerging Markets(3)

•                  Animal Health delivered another strong performance (up 9.3%) driven by NexGard®

•                  Emerging Markets sales increased by 11.4%

Steady financial performance taking into account higher investments in new products

•                  Operating expenses were €3,816m, up 7.5% at CER

•                  Business net income grew 5.0% at CER (up 8.3% on a reported basis) to €2,096 million

•                  Business EPS increased 6.1% at CER to €1.61 and grew 9.5% on a reported basis

•                  Subsequent event - The financial impact of a voluntary recall announced yesterday for Auvi-Q® and Allerject® in the U.S. and Canada is under evaluation and will be accounted for in Q4 2015. An initial estimate is a negative impact of approximately €100m on Business Net Income

Significant progress in advancing innovative products

•                  Praluent® launched in the U.S. in July and first EU launches underway

•                  New Drug Application for lixisenatide accepted for review by the FDA

•                  Primary endpoint met in second Phase III study for LixiLan in Type 2 diabetes

2015-2018 Diabetes outlook

•                  Accounting for recent market trends, Sanofi now projects global diabetes sales over the period of 2015-2018 to decline at an average annualized rate of between 4% and 8% at CER. Sanofi will mitigate the impact of this revised sales expectation on its business operating income by 2018 and will present the mid-term strategic and financial outlook for the Group on November 6, 2015

2015 financial guidance

•                  Sanofi reaffirms that it expects 2015 Business EPS(1) to be stable to slightly growing versus 2014(4) at constant average exchange rates, barring unforeseen major adverse events

•                  In addition, the positive currency impact on 2015 full-year business EPS is estimated to be between 6% and 8%, under the assumption that exchange rates remain stable in fourth quarter at the average rates of September 2015

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“The Group showed growth on both top and bottom line in the third quarter driven by strong performance of Genzyme, Vaccines and Emerging Markets. At the same time, we continue to make significant investments to strengthen Sanofi for the future. With the growing adoption of new products such as Aubagio®, NexGard®, Lemtrada®, and Toujeo® and the recent launch of Praluent®, we have achieved important milestones in our mission to bring innovative medicines to patients. Despite headwinds in our diabetes business, we are confident in Sanofi’s long-term prospects and we look forward to sharing our roadmap for the Group on November 6, 2015.”

(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (See Appendix 8 for definitions of financial indicators). The consolidated income statement for Q3 2015 is provided in Appendix 4 and a reconciliation of business net income to IFRS net income reported in Appendix 3; (2) Percentage changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (3) See page 8; (4) 2014 business EPS was €5.20

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2015 third-quarter and 9-month key figures

	Q3 2015		Change (reported)	Change (CER)	9M 2015		Change (reported)	Change (CER)
Net sales	€9,591	m	+9.2%	+3.4%	€27,779	m	+12.5%	+3.6%
Business net income(1)	€2,096	m	+8.3%	+5.0%	€5,662	m	+12.8%	+3.7%
Business EPS(1)	€1.61		+9.5%	+6.1%	€4.33		+13.6%	+4.5%
IFRS net income reported	€1,628	m	+36.8%		€3,953	m	+29.6%
IFRS EPS reported	€1.25		+37.4%		€3.03		+30.6%

2015 third-quarter and 9-month sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at constant exchange rates(1).

Third quarter sales of Sanofi increased 9.2% on a reported basis to €9,591 million. Exchange rate movements had a positive effect of 5.8 percentage points reflecting mainly the strength of the U.S. dollar and Chinese Yuan against the Euro which largely offset the Venezuelan Bolivar, the Brazilian real and Russian Ruble negative impact. At constant exchange rates, sales increased 3.4%.

Year-to-date sales were €27,779 million, an increase of 12.5% on a reported basis. Exchange rate movements had a favorable effect of 8.9 percentage points.

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Pharmaceuticals(5)	7,267	+2.6%	22,522	+2.8%
Diabetes	1,852	-6.6%	5,677	-4.6%
Genzyme	923	+32.7%	2,651	+30.0%
Consumer Healthcare (CHC)	814	+3.2%	2,683	+3.3%
Generics	452	+6.7%	1,450	+8.7%
Oncology	376	+5.4%	1,123	+0.5%
Established Rx Products	2,846	+0.1%	8,934	+0.6%
Vaccines	1,717	+5.5%	3,301	+4.0%
Animal Health	607	+9.3%	1,956	+12.4%
Total net sales	9,591	+3.4%	27,779	+3.6%

(5) Including Praluent®sales of €4 million in Q3 2015

Pharmaceuticals

In the third quarter, sales for Pharmaceuticals increased 2.6% to €7,267 million, driven by Genzyme, which were partially offset by lower sales of Diabetes. Year-to-date sales for Pharmaceuticals were €22,522 million, up 2.8%.

(1)    See Appendix 8 for definitions of financial indicators.

Diabetes

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Lantus®	1,561	-10.8%	4,854	-7.3%
Amaryl®	93	+5.7%	299	+2.2%
Apidra®	88	-4.5%	272	+5.4%
Toujeo®	46	—	66	—
Insuman®	36	+8.8%	103	+4.0%
BGM (Blood Glucose Monitoring)	15	+7.1%	47	+2.2%
Lyxumia®	9	+25.0%	27	+42.1%
Afrezza®	2	—	5	—
Total Diabetes	1,852	-6.6%	5,677	-4.6%

In the third quarter, sales of the Diabetes division decreased 6.6% to €1,852 million, reflecting lower sales of Lantus® in the U.S. In the U.S., sales of Diabetes were €1,075 million (down 16.4%). Sales of Diabetes outside the U.S. were €777 million, an increase of 8.1%. Strong performance in Emerging Markets (€373m, up 15.5%) was moderated by stable sales in Western Europe (€296m, down 0.3%), largely attributable to the entry of glargine biosimilar competition. Year-to-date sales for the Diabetes division were €5,677 million down 4.6%.

Given recent sales trends for the diabetes business and ongoing market dynamics, Sanofi now expects its global diabetes sales to be down between 6% to 7% at CER for 2015. Accounting for recent market trends, Sanofi now projects global diabetes sales over the period of 2015-2018 to decline at an average annualized rate of between 4% and 8% at CER. Approximately half of this revision is linked to insulin glargine and the other half is related to reduced expectations for Afrezza®, Lyxumia® and BGM (Blood Glucose Monitoring). Sanofi will mitigate the impact of this revised sales expectation on its business operating income by 2018 and will present the mid-term strategic and financial outlook for the Group on November 6, 2015.

Third-quarter sales of Lantus® were €1,561 million down 10.8%. In the U.S., sales of Lantus® decreased 19.6% to €997 million mainly due to a slowdown of basal insulin market growth, continued higher discounts on Lantus® as compared to last year and unfavorable mix effect towards government channels such as Medicaid. In Western Europe, sales of the product decreased 1.4% to €222 million over the period. A biosimilar of Lantus® from Eli Lilly was launched in several European markets in the third quarter (including Germany, UK, Netherlands, and Denmark) and in Japan. In Emerging Markets, third-quarter sales of Lantus® were up 15.8% to €260 million, driven by China. Year-to-date sales of Lantus® decreased 7.3% to €4,854 million.

In September, Sanofi reached a settlement agreement with Eli Lilly. The agreement resolves a U.S. patent infringement lawsuit regarding Lilly’s pursuit of regulatory approval for a product that would compete with Lantus SoloSTAR®. Sanofi and Lilly agreed to end that lawsuit and to discontinue similar disputes worldwide. Under the agreement, Lilly will pay royalties to Sanofi in exchange for a license to certain Sanofi patents. In the U.S., Lilly will not sell its insulin glargine product before December 15, 2016.

Toujeo®, a next-generation basal insulin, was launched in the U.S. market at the end of March and has rapidly obtained market access comparable to Lantus®. After the first full two quarters on the market, Toujeo® performance is encouraging. The product is trending favorably compared to diabetes analogue launches and now captures around 14% of IMS basal market NBRx share (New-to-Brand Prescriptions) in the U.S. Following EMA approval in April, Toujeo® was recently launched in Germany, the U.K., the Netherlands and several Nordic countries where the uptake of the product has shown early promise. Toujeo® was also recently launched in Japan and Canada. Total sales of the product were €46 million in the third quarter compared to €13 million in the second quarter of 2015. In the first nine months of 2015, sales of Toujeo® were €66 million.

In the third quarter, sales of Amaryl® increased 5.7% to €93 million, of which €75 million were generated in Emerging Markets (up 13.6%). Year-to-date sales of Amaryl® were up 2.2% to €299 million. Third-quarter sales of Apidra® were €88 million, down 4.5%, reflecting lower sales in the U.S. (-17.1% to €34 million). In Emerging Markets, sales of Apidra® increased 16.7% to €19 million.

Year-to-date sales of Apidra® were up 5.4% to €272 million. Afrezza® sales were €2 million and €5 million in the third quarter and the first nine months of 2015, respectively.

Praluent®

In September, the European Commission granted marketing authorization for Praluent® (alirocumab, collaboration with Regeneron) for the treatment in certain adult patients of hypercholesterolemia characterized by high level of low-density lipoprotein (LDL) cholesterol. This approval follows the FDA approval received on July 24th, 2015. Praluent® was launched in July in the U.S. and, as the product gains market access and awareness develops within the broader medical community, the uptake is expected to be gradual. Initial market access success includes the decision by Express Scripts to add Praluent® in a branded preferred Tier 2 formulary position. Sales of Praluent® were €4 million in Q3 2015.

Genzyme

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Cerezyme®	189	+5.1%	577	+5.4%
Myozyme® / Lumizyme®	162	+10.9%	483	+14.5%
Fabrazyme®	147	+18.1%	434	+16.0%
Aldurazyme®	48	+14.6%	146	+9.4%
Cerdelga®	18	—	44	—
Total Rare Diseases	630	+13.0%	1,890	+12.6%
Aubagio®	225	+78.6%	599	+81.9%
Lemtrada®	68	—	162	—
Total Multiple Sclerosis	293	+120.2%	761	+119.0%
Total Genzyme	923	+32.7%	2,651	+30.0%

Third-quarter sales of Genzyme grew 32.7% to €923 million boosted by the strong performance of Aubagio® and the launch progress of Lemtrada®. Genzyme recorded another quarter with double-digit sales growth in all territories; U.S. sales increased 40.2% to €431 million, Western Europe sales grew 29.5% to €271 million and Emerging Markets sales were up 27.7% to €135 million. Year-to-date sales of Genzyme increased 30.0% to €2,651 million.

Sales of Rare Diseases were up 13.0% to €630 million in the third-quarter.

Sales of the Gaucher franchise grew 14.3% to €207 million in the third-quarter. In the U.S. sales of this franchise were up 25.0% to €71 million. Sales of Cerezyme® were €189 million up 5.1% sustained by Emerging Markets (up 20.0% to €62 million). In the U.S., sales of Cerezyme® were down 4.2% reflecting the launch of Cerdelga®, the only first-line oral therapy for Gaucher disease type 1 patients. Sales of Cerdelga® reached €18 million in the third quarter of which U.S. sales accounted for €16 million. Year-to-date sales of Cerezyme® increased 5.4% to €577 million and year-to-date sales of Cerdelga® were €44 million.

Third-quarter sales of Fabrazyme® grew 18.1% to €147 million. The product recorded strong performance in all territories reflecting new patients accrual; U.S. sales were up 12.1% to €76 million, Western Europe sales grew 21.4% to €34 million, Emerging Markets sales increased 30.8% to €15 million and the Rest of the World sales were up 23.5% to €22 million. Year-to-date sales of Fabrazyme® increased 16.0% to €434 million.

Third-quarter sales of Myozyme®/Lumizyme® were up 10.9% to €162 million driven by the U.S. (up 25.7% to €51 million) which was sustained by the continued accrual of new patients. In Emerging Markets, sales increased 8.7% to €25 million and in Western Europe sales were up 7.2% to €75 million. Year-to-date sales of Myozyme®/Lumizyme® were €483 million, an increase of 14.5%.

Sales of Multiple Sclerosis products increased 120.2% to €293 million in the third quarter.

Third-quarter sales of Aubagio® grew 78.6% to €225 million driven by sales in the U.S. (up 54.0% to €159 million) and Western Europe (€52 million versus €18 million in the same period of 2014) sustained by strong performance in France. Magnetic resonance imaging data from TEMSO study presented at ECTRIMS in October, demonstrate that Aubagio® significantly slowed the brain volume loss (or atrophy) vs. placebo over two years in people with relapsing multiple sclerosis. Year-to-date sales of Aubagio® increased 81.9% to €599 million.

Sales of Lemtrada® were €68 million in the third quarter including €39 million in the U.S. and €22 million in Western Europe (mainly in Germany and the UK). Investigational data from the extension study presented at ECTRIMS support the value proposition of Lemtrada® showing that the treatment effects were maintained over five years in the majority of patients with Relapsing Remitting Multiple Sclerosis. Year-to-date sales of Lemtrada® were €162 million compared to €18 million in the first nine months of 2014.

Consumer Healthcare

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Allegra®	91	+11.5%	349	+11.6%
Doliprane®	65	-12.2%	220	-5.2%
Essentiale®	46	-1.9%	141	-9.2%
Enterogermina®	33	-25.0%	126	0.0%
Lactacyd®	26	+37.5%	94	+14.8%
Nasacort®	27	+4.3%	101	-6.6%
No Spa®	22	-12.9%	66	-6.0%
Maalox®	21	+8.7%	75	+8.2%
Dorflex®	21	+55.6%	64	+7.4%
Magne B6®	21	0.0%	62	+9.1%
Other CHC Products	441	+5.0%	1,385	+4.9%
Total Consumer Healthcare	814	+3.2%	2,683	+3.3%

Third-quarter sales of Consumer Healthcare (CHC) products were €814 million, an increase of 3.2% driven by Allegra®, Lactacyd®, and Dorflex®. Sales of CHC in the U.S. grew 10.8% to €209 million. Sales of CHC in Emerging Markets were up 2.0% to €393 million driven by a low basis for comparison in Brazil and partially offset by lower sales in China. In Western Europe, sales decreased 7.6% to €146 million impacted by lower sales of Doliprane® in France where price decreased in January 2015. In the Rest of the World, sales grew 20.7% to €66 million, reflecting good performance in Australia. Year-to-date sales of CHC reached €2,683 million, an increase of 3.3%.

Generics

Sales of Generics increased 6.7% to €452 million in the third quarter driven by sales of the authorized generics of Lovenox® in the U.S. as well as Plavix® in Japan which was launched by Sanofi and its partner Nichi-Iko Pharmaceuticals at the end of Q2 2015. In Emerging Markets and Western Europe sales of Generics increased 4.5% (to €262 million) and 5.6% (to €135 million), respectively. Year-to-date sales of Generics increased 8.7% to €1,450 million.

Oncology

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Jevtana®	78	+9.0%	237	+10.1%
Thymoglobulin®	63	+5.6%	187	+3.8%
Taxotere®	58	-3.4%	173	-17.9%
Eloxatin®	58	+27.9%	169	+12.5%
Mozobil®	36	+13.8%	105	+17.5%
Zaltrap®	19	0.0%	59	+12.2%
Total Oncology	376	+5.4%	1,123	+0.5%

Third-quarter sales of Oncology were up 5.4% to €376 million driven by Eloxatin® in China and the U.S., Jevtana® in the U.S. and Japan. Year-to-date sales of Oncology were €1,123 million, up 0.5%.

Sales of Jevtana® increased 9.0% to €78 million in the third quarter led by the U.S. (up 13% to €32 million) and Japan where the product was launched in September 2014. Year-to-date sales of Jevtana® were up 10.1% to €237 million.

Sales of Thymoglobulin® increased 5.6% to €63 million and 3.8% to €187 million in the third quarter and the first nine months of 2015, respectively.

Third-quarter sales of Eloxatin® were up 27.9% (to €58 million) sustained by growth in China and the U.S. Over the same period, sales of Taxotere® decreased 3.4% (to €58 million), mainly due to generic competition in Japan. Year-to-date sales of Eloxatin® and Taxotere® were up 12.5% (€169 million) and down 17.9% (€173 million), respectively.

Sales of Mozobil® grew 13.8% (to €36 million) and 17.5% (to €105 million) in the third quarter and the first nine months of 2015, respectively.

Established Rx Products

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Plavix®	446	-5.3%	1,474	-0.4%
Lovenox®	429	+0.9%	1,300	+0.6%
Renvela®/Renagel®	239	+27.8%	696	+27.0%
Aprovel®/Avapro®	167	-8.4%	592	-2.4%
Synvisc® /Synvisc-One®	96	-2.3%	297	+1.6%
Multaq®	86	-2.6%	256	+0.9%
Myslee®/Ambien®/Stilnox®	72	-9.0%	221	-9.2%
Allegra®	33	0.0%	150	-5.3%
Other	1,278	+0.4%	3,948	-1.2%
Total Established Rx Products	2,846	+0.1%	8,934	+0.6%

Total sales of Established Rx Products were stable (up 0.1%) at €2,846 million in the third quarter.

Sales of Plavix® decreased 5.3% to €446 million in the third quarter reflecting generic competition in Japan in June 2015 (sales in Japan were down 24.7% to €145 million) partially offset by strong performance in China (up 17.6%) and Middle-East. Year-to-date sales of Plavix® decreased 0.4% to €1,474 million.

Third-quarter sales of Lovenox® were €429 million, up 0.9%. The product recorded a strong performance in Emerging Markets (up 17.0% to €167 million) driven by Africa, Middle-East and Brazil which offset the impact of generic competition in the U.S. (down 61.8% to €16 million). In Western Europe, sales were down 0.9% to €221 million. Sanofi is aware of competitors that have filed marketing authorization applications for biosimilar enoxaparin with health authorities in Europe. Year-to-date sales of Lovenox® were €1,300 million (up 0.6%).

Sales of Renvela®/Renagel® increased 27.8% to €239 million in the third-quarter driven by growth in the U.S. (up 56.3% to 191 million) which benefited from a low third quarter 2014 comparison due to a  limited allotment of generic Renvela® tablets granted to Impax. Sales of Renvela®/Renagel® were down 28.6% to €15 million in Emerging Markets and down 18.8% to €26 million in Western Europe. Generics are currently marketed in some European countries and Sanofi continues to expect potential generic approvals in the U.S. Year-to-date sales of Renvela®/Renagel® grew 27.0% to €696 million.

Sales of Aprovel®/Avapro® decreased 8.4% to €167 million in the third quarter reflecting generic competition in Western Europe (down 22.0% to €32 million). In Emerging Markets, sales of the product were down 3.0% to €97 million. The performance in China was partially offset by Latin America. Year-to-date sales of Aprovel®/Avapro® were €592 million (down 2.4%).

Vaccines

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	736	+0.3%	872	-7.1%
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	327	+17.8%	882	+5.2%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	260	+17.8%	502	+18.5%
Adult Booster Vaccines (incl. Adacel ®)	133	-9.9%	346	+1.4%
Travel and Other Endemic Vaccines	96	-8.1%	275	-8.7%
Other Vaccines	165	+15.7%	424	+32.8%
Total Vaccines (consolidated sales)	1,717	+5.5%	3,301	+4.0%

Consolidated sales of Sanofi Pasteur increased 5.5% to €1,717 million in the third quarter driven by Polio/Pertussis/Hib vaccines in Emerging Markets, Menactra® in the U.S. and VaxServe (a Sanofi Pasteur company and U.S. specialty supplier of vaccines). Third-quarter sales of Sanofi Pasteur increased 6.5% (to €1,198 million) in the U.S. and 22.3% (to €358 million) in Emerging Markets. Year-to-date sales of Sanofi Pasteur increased 4.0% to €3,301 million.

Third-quarter sales of Influenza vaccines increased 0.3% to €736 million. The performance in the U.S. (up 8.3% to €576 million) reflects Sanofi Pasteur’s strategy to offer a range of differentiated influenza vaccines. Sales in Emerging Markets were down 23.9% to €71 million as a result of delayed supply in Mexico. Western Europe sales were down 18% to €73 million. Year-to-date sales of Influenza vaccines decreased 7.1% to €872 million reflecting lower sales in Brazil due to increased supply of the Butantan Institute as a result of the technology transfer agreement with Sanofi Pasteur.

Third-quarter sales of Polio/Pertussis/Hib vaccines were up 17.8% to €327 million driven by Pentaxim®, the ramp up of Hexaxim® and polio vaccines. In Emerging Markets, sales of Polio/Pertussis/Hib vaccines increased 62.4% to €195 million boosted by sales of Pentaxim® and Polio vaccines in China. In the U.S. sales of Polio/Pertussis/Hib vaccines decreased 13.4% to €100 million due to lower sales of Pentacel®. Over the period, Shantha sold €5 million of Shan5TM, its pediatric pentavalent vaccine, to global health organizations. Year-to-date sales of Polio/Pertussis/Hib vaccines increased 5.2% to €882 million.

Sales of Menactra® grew 17.8% to €239 million in the third quarter reflecting higher U.S. public sector sales. Year-to-date sales of Menactra® increased 18.7% to €459 million.

Third-quarter sales of Adult Booster vaccines were €133 million, down 9.9% and reflecting lower sales in Western Europe (down 53.6% to €13 million) due to phasing effect. Year-to-date sales of Adult Booster vaccines were €346 million, an increase of 1.4%.

Third-quarter and Year-to-date sales of Travel and Other Endemic Vaccines declined 8.1% to €96 million and 8.7% to €275 million, respectively.

Sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, were €284 million (down 3.7% on a reported basis) and €584 million (down 3.9% on a reported basis) in the third quarter and first nine months, respectively.

Animal Health

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
Companion Animal	401	+13.6%	1,308	+14.3%
Production Animal	206	+2.5%	648	+8.9%
Total Animal Health	607	+9.3%	1,956	+12.4%
of which Vaccines	200	+8.0%	591	+8.0%
of which fipronil products	138	-10.5%	525	-2.1%
of which avermectin products	116	+4.0%	404	+12.8%

Third-quarter sales of Animal Health increased 9.3% to €607 million driven by the continued success of NexGard®, Merial’s new generation flea and tick product for dogs and also supported by strong performance of our Avian franchise. In the U.S. and Emerging Markets, Animal Health sales grew 10.9% (to €289 million) and 14.0% (to €151 million), respectively. Year-to-date sales of Animal Health increased 12.4% to €1,956 million.

Sales of the Companion Animals segment were up 13.6% to €401 million in the third quarter, as a result of NexGard®. The performance of NexGard® more than offset the decline in sales of the Frontline® products family. Year-to-date sales of Companion Animals segment grew 14.3% to €1,308 million.

Third-quarter sales of the Production Animals segment increased 2.5% to €206 million driven by the Avian business in Emerging Markets. Year-to-date sales of the Production Animals segment grew 8.9% to €648 million.

Net sales by geographic region

€ million	Q3 2015 net sales	Change (CER)	9M 2015 net sales	Change (CER)
United States	3,888	+2.3%	10,114	+1.8%
Emerging Markets(a)	2,871	+11.4%	8,912	+8.7%
of which Latin America	697	+7.0%	2,525	+7.1%
of which Asia	964	+17.8%	2,747	+12.1%
of which Eastern Europe, Russia and Turkey	587	+6.0%	1,789	+5.8%
of which Africa and Middle East	562	+11.4%	1,694	+7.7%
Western Europe(b)	1,988	-1.8%	6,017	+0.6%
Rest of the world(c)	844	-4.5%	2,736	-0.2%
of which Japan	458	-11.4%	1,572	-4.0%
TOTAL	9,591	+3.4%	27,779	+3.6%

(a)         World less the U.S., Canada, Western Europe, Japan, South Korea, Australia and New Zealand;

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark;

(c)          Japan, South Korea, Canada, Australia and New Zealand;

Sales in the U.S. increased 2.3% to €3,888 million in the third quarter. The performance of Genzyme (up 40.2%), Vaccines (up 6.5%), CHC (up 10.8%), Animal Health (up 10.9%), and Oncology (up

10.4%) was partially offset by lower sales of Diabetes (down 16.4%). Year-to-date sales in the U.S. grew 1.8% to €10,114 million.

Third-quarter sales in Emerging Markets grew 11.4% to 2,871 million due to the performance of Pharmaceuticals (up 9.9%), Vaccines (up 22.3%) and Animal Health (up 14.0%). In Pharmaceuticals, double-digit growth over the period was delivered by Diabetes (up 15.5%), Genzyme (up 27.7%) Oncology (up 13.8%) and Established Rx products (up 10.7%). In Asia, third-quarter sales were up 17.8% to €964 million, boosted by the performance in China (up 33.2% to €593 million). In China, the performance was largely attributable to Vaccines, Plavix®, Lantus®, Aprovel® and Eloxatin®. In Latin America, third-quarter sales were up 7.0% to €697 million. Third-quarter sales in Brazil increased 10.1% to €270 million. Sales in Eastern Europe, Russia and Turkey grew 6.0% to €587 million in the third quarter driven by Turkey and Ukraine. Sales in Russia were up 2.1% to €137 million, reflecting the local economic situation. In Africa and Middle-East, sales grew 11.4% to €562 million. In the Emerging Markets, year-to-date sales increased 8.7% to €8,912 million.

Sales in Western Europe were €1,988 million, down 1.8% in the third quarter. Strong performance of Genzyme (up 29.5%), was offset by lower sales of Established Rx products (-6.3%), CHC (-7.6%) and Vaccines (-24.1%). Year-to-date sales in Western Europe increased 0.6% to €6,017 million.

In the third quarter, sales in Japan decreased 11.4% to €458 million, reflecting generic competition to Plavix® (-24.7%) and lower sales of Vaccines (-38.7%). In Japan, year-to-date sales decreased 4.0% to €1,572 million.

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the second quarter results on July 30, 2015 include the following:

•                  In October, VaxiGrip® QIV (Quadrivalent inactivated influenza vaccine) for children three years old or above was submitted to European authorities.

•                  In September, the U.S. Food and Drug Administration (FDA) accepted for filing the New Drug Application (NDA) for lixisenatide, an investigational once-daily prandial GLP-1 receptor agonist for the treatment of adults with type 2 diabetes.

•                  In September, the European Commission (EC) granted marketing authorization for Praluent® (alirocumab, collaboration with Regeneron) for the treatment in certain adult patients of hypercholesterolemia characterized by high level of low-density lipoprotein (LDL) cholesterol. This approval follows the FDA approval received on July 24th. In August, Praluent® was also submitted to Japanese health authorities.

At the end of October 2015, the R&D pipeline contained 41 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 13 are in Phase III or have been submitted to the regulatory authorities for approval.

Collaboration

•                  In August, Sanofi and Google Life Sciences announced that the companies are collaborating to improve care and outcomes for people with type 1 and type 2 diabetes. The collaboration will pair Sanofi’s leadership in diabetes treatments and devices with Google’s expertise in analytics, miniaturized electronics and low power chip design. The companies will explore how to improve diabetes care by developing new tools that bring together many of the previously siloed pieces of diabetes management and enable new kinds of interventions. This includes health indicators such as blood glucose and hemoglobin A1c levels, patient-reported information, medication regimens and sensor devices.

•                  In August, Sanofi also entered a research collaboration and license agreement with Evotec and Apeiron Biologics to discover and develop first-in-class small molecule-based immuno-oncology therapies to treat solid and hematological cancers by enhancing the anti-tumor activity of the human immune system.

•                  In August, Sanofi entered a strategic research collaboration with Evotec to develop beta cell-modulating diabetes treatments, which may reduce or eliminate the need for insulin injections.

Portfolio update

Phase III:

•                  Positive new five-year investigational data from the extension study of Lemtrada® (alemtuzumab) for patients with relapsing remitting multiple sclerosis were presented in October at ECTRIMS.

•                  New analysis from the Phase III TEMSO study was presented on October at ECTRIMS. Magnetic resonance imaging (MRI) data from TEMSO demonstrate that Aubagio® significantly slowed brain volume loss (or atrophy) vs. placebo over two years in people with relapsing multiple sclerosis. In this analysis, MRI data from TEMSO were analyzed utilizing SIENA (structural image evaluation using normalization of atrophy), an alternative methodology than the one originally used.

•                  In September, Sanofi announced that the LixiLan-L Phase III clinical trial met its primary endpoint in patients with type 2 diabetes treated with insulin glargine with or without metformin. The fixed-ratio combination of insulin glargine 100 Units/mL and lixisenatide, a GLP-1 receptor agonist, demonstrated statistically superior reduction in HbA1c compared with insulin glargine 100 Units/mL. Overall, the fixed-ratio combination had a safety profile reflecting those of insulin glargine 100 Units/mL and lixisenatide. In July, Sanofi announced also that the first LixiLan Phase III study, LixiLan-O, met its primary objective in patients with type 2 diabetes treated with metformin. Regulatory submissions are planned for Q4 2015 in the United States and Q1 2016 in the European Union.

•                  A new pooled analysis of heterozygous familial hypercholesterolemia (HeFH) patients included in the ODYSSEY clinical trial program showed that Praluent® (alirocumab) significantly reduced LDL cholesterol. This analysis included 1,257 HeFH patients, the largest group of HeFH patients ever studied in a Phase III program. Results of this analysis were presented at the ESC Congress in September, and the 78 week results from two of the four trials included in the analysis, ODYSSEY FH I and II, were concurrently published online in the European Heart Journal.

•                  The Phase III trial evaluating Synvisc-One® in hip osteoarthritis did not reach its primary endpoint.

•                  The FOCUS FH phase III study of Kynamro® (mipomersen sodium) in patients with severe heterozygous familial hypercholesterolemia (severe HeFH) met its primary efficacy endpoint, a statistically significant reduction in LDL-cholesterol after 60 weeks of treatment of once weekly injections of 200 mg of Kynamro® compared to placebo. However, the decision has been made not to move forward with the regulatory submission for severe HeFH in the U.S. Our efforts are focused on continuing to support patients with HoFH in the U.S.

•                  Recruitment of the two Phase III studies evaluating the biosimilar insulin lispro has been completed.

Phase II:

•                  Fluzone® QIV HD (Quadrivalent high dose influenza vaccine) entered Phase II.

•                  Sanofi has decided not to pursue development of vatelizumab, following the results of a Phase II pre-planned interim analysis in Multiple Sclerosis that revealed the primary efficacy endpoint was not met.

•                  Sanofi has decided to out license the C-MET kinase inhibitor (SAR125844).

Phase I:

•                  In October, Genzyme elected to opt into Alnylam’s investigational ALN-AT3 (fitusiran-SAR439774) hemophilia program for development and potential future commercialization in territories outside of North America and Western Europe. Genzyme retains its future opt-in right to co-develop and co-promote ALN-AT3 with Alnylam in North America and Western Europe. Specifically, Genzyme has the right to either co-develop and co-promote ALN-AT3 in Alnylam’s territory - with Alnylam maintaining development and commercialization control - or to maintain its RoW rights for ALN-AT3 and, if exercised by Genzyme, obtain a global license to ALN-AS1, Alnylam’s investigational RNAi therapeutic for the treatment of acute hepatic porphyrias. Genzyme will exercise this selection right upon completion of human proof-of-concept for the ALN-AS1 program, which is expected to occur in 2016.

•                  An anti-miR21 RNA, SAR339375, entered Phase I in Alport syndrome.

•                  An EP2 receptor agonist, SAR366234, entered Phase I in elevated intraocular pressure.

•                  An anti-LAMP-1, SAR428926, entered Phase I in oncology.

•                  A GLP-1R/GIPR dual agonist, SAR438335, entered Phase I in diabetes. Sanofi now has two dual agonists in Phase I in diabetes, a GLP1/GIPR and a GLP1-GCGR agonists.

2015 third-quarter and first 9-months 2015 financial results

Business Net Income(6)

In the third quarter of 2015, Sanofi generated net sales of €9,591 million, an increase of 9.2% on a reported basis (up 3.4% at constant exchange rates). Year-to-date sales were €27,779 million, an increase of 12.5% on a reported basis (up 3.6% at constant exchange rates).

Other revenues were €89 million, up 2.3% and €252 million, up 4.6% in the third quarter and the first nine months, respectively. At constant exchange rates, other revenues were down 8.0% in the third quarter and down 7.9% in the first nine months, reflecting lower royalties received on Enbrel® sales in Europe.

In the third quarter, gross profit grew 11.3% (up 4.0% at constant exchange rates) to €6,682 million. The gross margin ratio improved by 1.3 percentage points to 69.7% versus the third quarter of 2014 under a favorable currency effect. Furthermore, positive impact from Genzyme and vaccine mix more than offset the negative impact of Lantus® U.S. and Plavix® generic competition in Japan. In the first nine months of 2015, the gross margin ratio was up 0.9 percentage points to 69.5% versus the first nine months of 2014. Sanofi continues to expect that the gross margin for 2015 will be around 69%.

Research and development expenses increased 18.2% (up 9.9% at constant exchange rates) to €1,355 million in the third quarter reflecting higher spend on dupilumab, the ODYSSEY cardiovascular outcome study with Praluent® and the initiation of the new immuno-oncology alliance with Regeneron. Year-to-date R&D expenses increased 10.7% (up 2.6% at constant exchange rates) to €3,844 million. In the first nine months of 2015, the ratio of R&D to net sales was 0.3 percentage points lower at 13.8%.

Third-quarter selling and general expenses (SG&A) were up 12.2% to €2,461 million. At constant exchange rates, SG&A was up 6.2% mainly reflecting the launch costs in North-America of Praluent®, the Toujeo® Direct-to-Consumer advertising in the U.S. and commercial expenses supporting the Multiple Sclerosis franchise and Animal Health. The ratio of SG&A to net sales increased 0.7 percentage points to 25.7% compared with the third quarter of 2014. Year-to-date SG&A expenses increased 15.6% to €7,547 million, (up 6.2% at constant exchange rates). In the first nine months of 2015, the ratio of selling and general expenses to net sales was 0.8 percentage points higher to 27.2% compared with the first nine months of 2014.

Other current operating income net of expenses was -€136 million in the third quarter versus €39 million in the third quarter of 2014 which included a €40 million capital gain associated with the termination of a license in the U.S. In the third quarter, Sanofi recorded €137 million as a foreign exchange loss with respect to its subsidiaries based in Venezuela, mainly resulting from the re-measurement of intra-Group USD denominated payables, using the expected foreign exchange rate applicable for the future settlement of those payables. As of 30 September 2015, the total foreign exchange loss on Venezuela was €237 million. Other current operating income net of expenses was -€223 million in the first nine months of 2015 versus €68 million in the same period of 2014.

The share of profits from associates was €78 million in the third quarter versus €43 million in the third quarter of 2014. This included Sanofi’s share in Regeneron profit recorded under the equity method since the beginning of April 2014 as well as Sanofi’s share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe). In the first nine months, the share of profits from associates was €139 million versus €82 million for the same period of 2014.

Non-controlling interests were -€25 million in the third quarter versus -€31 million in the third quarter of 2014. Year-to-date non-controlling interests were -€87 million versus -€96 million for the same period of 2014.

Third-quarter business operating income(7) was €2,783 million, up 2.5%. At constant exchange rates, business operating income was down 0.4%. The ratio of business operating income to net sales was 1.9 percentage points lower to 29.0% versus the same period of last year. Year-to-date business operating income increased 10.6% to €7,747 million (up 1.9% at constant exchange rates).

(6) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

(7) Business operating income is the segment result used by the Group. The consolidated income statement for Q3 2015 is provided in Appendix 4

In the first nine months of 2015, the ratio of business operating income to net sales decreased by 0.5 percentage points to 27.9%.

Net financial expenses were €105 million in the third quarter compared to €139 million in the third quarter of 2014. Year-to-date net financial expenses were €314 million versus €309 million in the first nine months of 2014.

The full-year effective tax rate forecast has been reviewed at 24% (previously 25%), consequently the third quarter effective tax rate was 22.2%.

Third-quarter business net income(6) increased 8.3% to €2,096 million (up 5.0% at constant exchange rates). The ratio of business net income to net sales was down slightly (0.1 percentage point) to 21.9% compared with third quarter of 2014. Year-to-date business net income was up 12.8% to €5,662 million, (up 3.7% at constant exchange rates). The ratio of business net income to net sales improved by 0.1 percentage points to 20.4% compared to the first nine months of 2014.

In the third quarter of 2015, business earnings per share(6) (EPS) was €1.61, an increase of 9.5% on a reported basis and 6.1% at constant exchange rates. The average number of shares outstanding was 1,305.5 million in the third quarter versus 1,313.0 million in the same period in 2014. In the first nine months of 2015, business earnings per share(6) was €4.33, up 13.6% on a reported basis and up 4.5% at constant exchange rates. The average number of shares outstanding was 1,306.6 million in the first nine months versus 1,315.8 million in the first nine months of 2014.

From business net income to IFRS net income reported (see Appendix 3)

In the first nine months of 2015, the main reconciling items between business net income and IFRS net income reported were:

•                  A €1,827 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €493 million, Genzyme: €666 million and Merial: €385 million) and to acquired intangible assets (licenses/products: €95 million). A €598 million amortization charge on intangible assets related to fair value remeasurement of acquired companies (primarily Aventis: €139 million, Genzyme: €217 million and Merial: €144 million), and to acquired intangible assets (licenses/products: €38 million) was recorded in the third quarter. These items have no cash impact on the Group.

•                  An impairment of intangible assets of €237 million (of which €209 million in the third quarter of 2015 mainly linked to Synvisc® and vatelizumab). This item has no cash impact on the Group.

•                  An income of €161 million mainly reflecting a decrease in the fair value of contingent considerations related to the CVRs (€127 million, of which an income of €109 million in the third quarter of 2015) and a decrease of Bayer contingent considerations (€20 million, of which a charge of €19 million in the third quarter of 2015) linked to Lemtrada®.

•                  Restructuring costs of €439 million (including €58 million in the third quarter mainly related to transformation in Europe and Venezuela).

•                  A €871 million tax effect arising from the items listed above, comprising €641 million of deferred taxes generated by amortization charged against intangible assets, €150 million associated with restructuring costs, €87 million associated with impairment of intangible assets and a charge of €7 million associated with fair value remeasurement of contingent consideration liabilities The third quarter tax effect was €310 million, including €210 million of deferred taxes generated by amortization charged against intangible assets and a charge of €77 million associated with fair value remeasurement of contingent consideration liabilities (see Appendix 3).

•                  A tax of €111 million on dividends paid to shareholders of Sanofi.

(6) See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to IFRS net income reported

•                  In “Share of profits/losses from associates”, a charge of €132 million, net of tax, (of which €5 million in the third quarter of 2015) mainly relating to the share of the fair-value re-measurements on assets and liabilities as part of the acquisition of associates and to the share of amortization of intangible assets of joint-ventures. This item has no cash impact on the Group.

Capital Allocation

In the first nine months of 2015, net cash generated by operating activities increased 18% to €5,005 million after capital expenditures of €1,009 million and an increase in working capital of €714 million. This net Cash Flow has contributed to finance a share repurchase (€1,481 million), partially offset by proceeds from the issuance of new shares (€552 million), dividend paid by Sanofi (€3,694 million), acquisitions and partnerships net of disposals (€1,383 million) and restructuring costs (€503 million). As a consequence, net debt increased from €7,171 million at December 31, 2014 to €9,354 million at the end of September 2015 (amount net of €7,001 million cash and cash equivalents) and included the translation impact of the debt, in particular the debt held in U.S. dollars.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2015 third-quarter and 2015 first nine months consolidated net sales by geographic region and product

Appendix 2:	2015 third-quarter and 2015 first nine months business net income statement

Appendix 3:	Reconciliation of business net income to IFRS net income reported

Appendix 4:	2015 third-quarter and 2015 first nine months consolidated income statement

Appendix 5:	2015 currency sensitivity

Appendix 6:	R&D pipeline

Appendix 7:	Expected R&D milestones

Appendix 8:	Definitions

Appendix 1: 2015 third quarter and 2015 first 9 months consolidated net sales by geographic region and product

Q3 2015 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,561	-10.8%	-0.4%	222	-1.4%	997	-19.6%	260	15.8%	82	3.7%
Apidra	88	-4.5%	0.0%	25	-3.8%	34	-17.1%	19	16.7%	10	0.0%
Amaryl	93	5.7%	6.9%	4	-20.0%	1	-100.0%	75	13.6%	13	-7.1%
Insuman	36	8.8%	5.9%	20	-9.5%	1	—	15	23.1%	0	—
BGM	15	7.1%	7.1%	14	0.0%	0	—	1	0.0%	0	—
Lyxumia	9	25.0%	12.5%	6	25.0%	0	—	2	0.0%	1	50.0%
Afrezza	2	—	—	0	—	2	—	0	—	0	—
Toujeo	46	—	—	5	—	40	—	1	—	0	—
Other Diabetes	2	—	—	0	—	0	—	0	—	2	—
Diabetes	1,852	-6.6%	2.9%	296	-0.3%	1,075	-16.4%	373	15.5%	108	8.6%
Taxotere	58	-3.4%	-1.7%	1	-33.3%	2	-50.0%	37	9.4%	18	-13.6%
Jevtana	78	9.0%	16.4%	32	-5.9%	32	13.0%	8	12.5%	6	200.0%
Eloxatine	58	27.9%	34.9%	1	-50.0%	1	-125.0%	35	26.9%	21	5.3%
Thymoglobulin	63	5.6%	16.7%	9	12.5%	38	14.3%	11	-8.3%	5	-16.7%
Mozobil	36	13.8%	24.1%	9	-10.0%	23	11.8%	3	100.0%	1
Zaltrap	19	0.0%	5.6%	12	33.3%	4	-33.3%	2	0.0%	1	-100.0%
Other Oncology	64	-8.2%	4.9%	14	-21.4%	41	0.0%	4	0.0%	5	-25.0%
Oncology	376	5.4%	13.6%	78	-5.0%	141	10.4%	100	13.8%	57	-1.7%
Aubagio	225	78.6%	100.9%	52	183.3%	159	54.0%	7	133.3%	7	100.0%
Lemtrada	68	—	—	22	—	39	—	4	—	3
Cerezyme	189	5.1%	8.0%	61	0.0%	55	-4.2%	62	20.0%	11	0.0%
Cerdelga	18	—	—	2	—	16	—	0	—	0
Myozyme	162	10.9%	17.4%	75	7.2%	51	25.7%	25	8.7%	11	-9.1%
Fabrazyme	147	18.1%	26.7%	34	21.4%	76	12.1%	15	30.8%	22	23.5%
Aldurazyme	48	14.6%	17.1%	17	0.0%	9	0.0%	15	45.5%	7	16.7%
Other Rare Diseases products	66	3.3%	10.0%	8	-10.0%	26	-13.0%	7	50.0%	25	14.3%
Genzyme	923	32.7%	42.2%	271	29.5%	431	40.2%	135	27.7%	86	22.5%
Plavix	446	-5.3%	-0.9%	41	-21.2%	1	—	246	18.7%	158	-23.9%
Lovenox	429	0.9%	0.7%	221	-0.9%	16	-61.8%	167	17.0%	25	8.3%
Renagel / Renvela	239	27.8%	47.5%	26	-18.8%	191	56.3%	15	-28.6%	7	-16.7%
Aprovel	167	-8.4%	-6.2%	32	-22.0%	4	0.0%	97	-3.0%	34	-8.8%
Allegra	33	0.0%	3.1%	2	0.0%	0	—	0	—	31	0.0%
Myslee / Ambien / Stilnox	72	-9.0%	-7.7%	9	-10.0%	15	-36.8%	16	20.0%	32	-5.9%
Synvisc / Synvisc One	96	-2.3%	9.1%	7	16.7%	75	-8.7%	12	18.2%	2	50.0%
Multaq	86	-2.6%	13.2%	10	-9.1%	73	-1.6%	2	0.0%	1	0.0%
Depakine	107	4.0%	7.0%	36	-2.8%	0	—	66	6.7%	5	25.0%
Tritace	65	-4.3%	-5.8%	27	-12.9%	0	—	36	2.8%	2	0.0%
Lasix	38	-9.5%	-9.5%	19	5.3%	0	0.0%	14	16.7%	5	-70.0%
Targocid	42	2.5%	5.0%	21	0.0%	0	—	19	5.6%	2	0.0%
Orudis	32	27.3%	-3.0%	4	0.0%	0	—	27	32.1%	1	0.0%
Cordarone	32	3.2%	3.2%	5	-16.7%	0	—	19	18.8%	8	-11.1%
Xatral	24	9.1%	9.1%	9	0.0%	0	—	14	18.2%	1	0.0%
Actonel	5	-66.7%	-76.2%	0	-100.0%	0	—	4	-44.4%	1	-75.0%
Auvi-Q / Allerject	61	43.2%	64.9%	1	0.0%	55	42.4%	0	—	5	66.7%
Other Rx Drugs	872	-0.8%	-1.0%	367	-4.7%	75	-14.7%	345	10.0%	85	-11.6%
Total Established Rx Products	2,846	0.1%	2.9%	837	-6.3%	505	6.5%	1,099	10.7%	405	-15.7%
Praluent	4	—	—	0	—	4	—	0	—	0
Consumer Healthcare	814	3.2%	-0.6%	146	-7.6%	209	10.8%	393	2.0%	66	20.7%
Generics	452	6.7%	0.2%	135	5.6%	36	10.7%	262	4.5%	19	63.6%
Pharmaceuticals	7,267	2.6%	6.6%	1,763	-0.3%	2,401	-0.6%	2,362	9.9%	741	-4.0%
Polio / Pertussis / Hib	327	17.8%	26.3%	7	-12.5%	100	-13.4%	195	62.4%	25	-35.1%
Adult Booster Vaccines	133	-9.9%	1.5%	13	-53.6%	101	-4.4%	14	36.4%	5	100.0%
Meningitis/Pneumonia	260	17.8%	36.1%	1	-50.0%	224	12.6%	33	88.9%	2	-50.0%
Influenza Vaccines	736	0.3%	13.2%	73	-18.0%	576	8.3%	71	-23.9%	16	5.9%
Travel And Other Andemics Vaccines	96	-8.1%	-3.0%	4	-33.3%	36	-3.2%	45	-8.2%	11	-7.7%
Other Vaccines	165	15.7%	36.4%	3	—	161	17.9%	0	-100.0%	1
Vaccines	1,717	5.5%	18.3%	101	-24.1%	1,198	6.5%	358	22.3%	60	-19.2%
Fipronil products	138	-10.5%	-3.5%	39	-2.6%	64	-19.4%	28	3.6%	7	-22.2%
Vaccines	200	8.0%	13.6%	47	-2.1%	56	17.5%	88	12.8%	9	-18.2%
Avermectin products	116	4.0%	14.9%	10	-18.2%	79	8.2%	13	7.1%	14	0.0%
Others	153	47.4%	61.1%	28	16.0%	90	48.1%	22	43.8%	13	450.0%
Animal Health	607	9.3%	17.9%	124	0.0%	289	10.9%	151	14.0%	43	13.5%
Total Group	9,591	3.4%	9.2%	1,988	-1.8%	3,888	2.3%	2,871	11.4%	844	-4.5%

First 9 months 2015 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	4,854	-7.3%	6.2%	675	3.6%	3,090	-16.1%	841	18.4%	248	3.9%
Apidra	272	5.4%	13.3%	76	4.1%	103	-5.6%	65	25.0%	28	8.0%
Amaryl	299	2.2%	11.2%	12	-20.0%	2	-66.7%	243	8.8%	42	-14.9%
Insuman	103	4.0%	4.0%	58	-6.6%	2	0.0%	43	18.9%	0	—
BGM	47	2.2%	2.2%	44	2.3%	0	—	2	0.0%	1	0.0%
Lyxumia	27	42.1%	42.1%	16	36.4%	0	—	5	66.7%	6	40.0%
Afrezza	5	—	—	0	—	5	—	0	—	0	—
Toujeo	66	—	—	6	—	58	—	1	—	1	—
Other Diabetes	4	0.0%	0.0%	0	—	0	—	1	0.0%	3	0.0%
Diabetes	5,677	-4.6%	8.2%	887	3.5%	3,260	-14.2%	1,201	17.0%	329	2.6%
Taxotere	173	-17.9%	-11.3%	5	-54.5%	5	-42.9%	106	-5.0%	57	-27.6%
Jevtana	237	10.1%	19.1%	105	-1.9%	92	15.4%	24	0.0%	16	400.0%
Eloxatine	169	12.5%	24.3%	3	-25.0%	3	-166.7%	100	17.1%	63	0.0%
Thymoglobulin	187	3.8%	16.9%	27	12.5%	108	14.1%	38	-15.9%	14	-7.1%
Mozobil	105	17.5%	31.3%	28	3.8%	62	15.9%	11	71.4%	4	33.3%
Zaltrap	59	12.2%	20.4%	37	44.0%	16	-30.0%	5	25.0%	1	—
Other Oncology	193	-12.0%	0.5%	41	-11.6%	120	-12.5%	17	-15.0%	15	-5.9%
Oncology	1,123	0.5%	11.1%	246	0.4%	406	3.1%	301	1.4%	170	-5.8%
Aubagio	599	81.9%	108.7%	134	137.5%	424	60.1%	20	216.7%	21	200.0%
Lemtrada	162	—	—	61	—	84	—	8	—	9	—
Cerezyme	577	5.4%	11.4%	184	1.7%	154	-8.0%	204	21.6%	35	0.0%
Cerdelga	44	—	—	3	—	41	—	0	—	0	—
Myozyme	483	14.5%	23.2%	217	7.0%	150	25.3%	84	20.9%	32	14.8%
Fabrazyme	434	16.0%	28.8%	98	19.8%	223	12.2%	52	18.2%	61	20.8%
Aldurazyme	146	9.4%	15.0%	52	4.2%	29	0.0%	48	20.0%	17	13.3%
Other Rare Diseases products	206	3.9%	15.1%	31	3.2%	81	4.8%	26	27.3%	68	-4.8%
Genzyme	2,651	30.0%	42.7%	780	26.2%	1,186	38.4%	442	26.2%	243	18.5%
Plavix	1,474	-0.4%	8.2%	130	-23.2%	1	—	750	9.5%	593	-3.7%
Lovenox	1,300	0.6%	2.9%	682	0.6%	59	-49.5%	487	11.2%	72	2.9%
Renagel / Renvela	696	27.0%	47.8%	88	-10.3%	530	43.3%	60	7.5%	18	6.3%
Aprovel	592	-2.4%	7.6%	107	-27.9%	12	-23.1%	365	11.7%	108	-3.0%
Allegra	150	-5.3%	-0.7%	8	0.0%	0	—	1	-50.0%	141	-5.0%
Myslee / Ambien / Stilnox	221	-9.2%	-3.5%	28	-9.7%	50	-22.6%	49	11.6%	94	-10.8%
Synvisc / Synvisc One	297	1.6%	18.3%	22	10.0%	230	-3.6%	36	25.0%	9	28.6%
Multaq	256	0.9%	19.1%	30	-9.1%	217	2.3%	7	0.0%	2	50.0%
Depakine	319	4.5%	9.6%	106	0.0%	0	—	201	8.0%	12	-8.3%
Tritace	210	-3.3%	-0.9%	87	-9.4%	0	—	118	3.7%	5	-28.6%
Lasix	127	0.0%	3.3%	57	-3.4%	2	0.0%	44	10.8%	24	-8.0%
Targocid	124	2.6%	7.8%	61	-1.6%	0	—	57	10.4%	6	-16.7%
Orudis	125	10.3%	7.8%	13	-7.1%	0	—	109	13.1%	3	0.0%
Cordarone	99	1.0%	3.1%	17	-5.6%	0	—	58	9.6%	24	-11.5%
Xatral	72	-1.4%	4.3%	27	-3.6%	0	—	41	0.0%	4	0.0%
Actonel	18	-69.4%	-71.0%	1	-92.3%	0	—	12	-51.9%	5	-77.3%
Auvi-Q / Allerject	113	52.4%	79.4%	2	0.0%	100	53.7%	0	—	11	57.1%
Other Rx Drugs	2,741	-2.1%	0.9%	1,152	-1.3%	239	-26.8%	1,081	6.7%	269	-12.2%
Total Established Rx Products	8,934	0.6%	6.9%	2,618	-4.8%	1,440	1.9%	3,476	8.3%	1,400	-6.6%
Praluent	4	—	—	0	—	4	—	0	—	0	—
Consumer Healthcare	2,683	3.3%	6.5%	509	-2.3%	705	7.8%	1,280	2.1%	189	17.1%
Generics	1,450	8.7%	8.4%	419	2.3%	127	10.6%	836	7.5%	68	124.1%
Pharmaceuticals	22,522	2.8%	10.8%	5,459	1.0%	7,128	-1.4%	7,536	8.9%	2,399	0.1%
Polio / Pertussis / Hib	882	5.2%	17.0%	24	20.0%	307	-4.2%	474	25.1%	77	-37.1%
Adult Booster Vaccines	346	1.4%	17.3%	26	-40.9%	260	0.9%	45	51.7%	15	55.6%
Meningitis/Pneumonia	502	18.5%	38.7%	2	0.0%	411	14.1%	83	49.1%	6	-28.6%
Influenza Vaccines	872	-7.1%	3.3%	74	-17.8%	574	3.4%	193	-25.0%	31	6.9%
Travel And Other Andemics Vaccines	275	-8.7%	-0.7%	18	-5.3%	86	-7.8%	129	-12.1%	42	0.0%
Other Vaccines	424	32.8%	60.0%	2	100.0%	407	35.3%	6	-50.0%	9	60.0%
Vaccines	3,301	4.0%	18.0%	146	-17.0%	2,045	8.3%	930	5.6%	180	-17.0%
Fipronil products	525	-2.1%	8.7%	160	4.0%	256	-9.1%	85	13.7%	24	-17.9%
Vaccines	591	8.0%	15.9%	134	-1.5%	150	9.8%	261	9.1%	46	33.3%
Avermectin products	404	12.8%	29.1%	37	-7.7%	270	19.5%	42	13.5%	55	3.8%
Others	436	46.8%	65.8%	81	15.9%	265	55.3%	58	34.9%	32	190.0%
Animal Health	1,956	12.4%	24.7%	412	3.0%	941	15.5%	446	13.3%	157	22.0%
Total Group	27,779	3.6%	12.5%	6,017	0.6%	10,114	1.8%	8,912	8.7%	2,736	-0.2%

Appendix 2: Business net income statement

Third quarter 2015	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q3 2015	Q3 2014	Change	Q3 2015	Q3 2014	Change	Q3 2015	Q3 2014	Change	Q3 2015	Q3 2014	Change	Q3 2015	Q3 2014
Net sales	9,591	8,781	9.2%	7,267	6,815	6.6%	1,717	1,451	18.3%	607	515	17.9%	—	—
Other revenues	89	87	2.3%	68	69	(1.4)%	9	9	—	12	9	33.3%	—	—
Cost of sales	(2,998)	(2,864)	4.7%	(2,151)	(2,036)	5.6%	(635)	(629)	1.0%	(212)	(199)	6.5%	—	—
As % of net sales	(31.3)%	(32.6)%		(29.6)%	(29.9)%		(37.0)%	(43.3)%		(34.9)%	(38.6)%
Gross profit	6,682	6,004	11.3%	5,184	4,848	6.9%	1,091	831	31.3%	407	325	25.2%	—	—
As % of net sales	69.7%	68.4%		71.3%	71.1%		63.5%	57.3%		67.1%	63.1%
Research & Development expenses	(1,355)	(1,146)	18.2%	(1,173)	(987)	18.8%	(140)	(121)	15.7%	(42)	(38)	10.5%	—	—
As % of net sales	(14.1)%	(13.1)%		(16.1)%	(14.5)%		(8.2)%	(8.3)%		(6.9)%	(7.4)%
Selling and general expenses	(2,461)	(2,193)	12.2%	(2,070)	(1,859)	11.4%	(176)	(170)	3.5%	(215)	(164)	31.1%	—	—
As % of net sales	(25.7)%	(25.0)%		(28.5)%	(27.3)%		(10.3)%	(11.7)%		(35.4)%	(31.8)%
Other current operating income/ expenses	(136)	39		(128)	57		—	2		4	1		(12)	(21)
Share of profit/loss of associates(1) and joint ventures	78	43		57	22		20	21		1	—		—	—
Net income attributable to non-controlling interests	(25)	(31)		(24)	(31)		(1)	—		—	—		—	—
Business operating income	2,783	2,716	2.5%	1,846	2,050	(10.0)%	794	563	41.0%	155	124	25.0%	(12)	(21)
As % of net sales	29.0%	30.9%		25.4%	30.1%		46.2%	38.8%		25.5%	24.1%
Financial income and expenses	(105)	(139)
Income tax expense	(582)	(642)
Tax rate(2)	-22.2%	-25.0%
Business net income	2,096	1,935	8.3%
As % of net sales	21.9%	22.0%
Business earnings per share(3) (in euros)	1.61	1.47	9.5%

(1)    Net of tax.

(2)    Determined on the basis of Business income before tax, associates and non-controlling interests.

(3)    Based on an average number of shares outstanding of 1,305.5 million in the third quarter of 2015 and 1,313.0 million in the third quarter of 2014.

Nine months 2015	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	9M 2015	9M 2014	Change	9M 2015	9M 2014	Change	9M 2015	9M 2014	Change	9M 2015	9M 2014	Change	9M 2015	9M 2014
Net sales	27,779	24,698	12.5%	22,522	20,332	10.8%	3,301	2,797	18.0%	1,956	1,569	24.7%	—	—
Other revenues	252	241	4.6%	197	195	1.0%	23	23	—	32	23	39.1%	—	—
Cost of sales	(8,722)	(7,988)	9.2%	(6,593)	(6,082)	8.4%	(1,461)	(1,329)	9.9%	(668)	(577)	15.8%	—	—
As % of net sales	(31.4)%	(32.4)%		(29.3)%	(29.9)%		(44.3)%	(47.5)%		(34.2)%	(36.8)%
Gross profit	19,309	16,951	13.9%	16,126	14,445	11.6%	1,863	1,491	24.9%	1,320	1,015	30.0%	—	—
As % of net sales	69.5%	68.6%		71.6%	71.0%		56.4%	53.3%		67.5%	64.7%
Research & Development expenses	(3,844)	(3,473)	10.7%	(3,316)	(3,012)	10.1%	(402)	(351)	14.5%	(126)	(110)	14.5%	—	—
As % of net sales	(13.8)%	(14.1)%		(14.7)%	(14.8)%		(12.2)%	(12.5)%		(6.4)%	(7.0)%
Selling and general expenses	(7,547)	(6,526)	15.6%	(6,380)	(5,580)	14.3%	(520)	(441)	17.9%	(647)	(505)	28.1%	—	—
As % of net sales	(27.2)%	(26.4)%		(28.3)%	(27.4)%		(15.8)%	(15.8)%		(33.1)%	(32.2)%
Other current operating income/ expenses	(223)	68		(167)	76		2	3		9	18		(67)	(29)
Share of profit/loss of associates(1) and joint ventures	139	82		118	55		20	27		1	—		—	—
Net income attributable to non-controlling interests	(87)	(96)		(86)	(96)		(1)	—		—	—		—	—
Business operating income	7,747	7,006	10.6%	6,295	5,888	6.9%	962	729	32.0%	557	418	33.3%	(67)	(29)
As % of net sales	27.9%	28.4%		28.0%	29.0%		29.1%	26.1%		28.5%	26.6%
Financial income and expenses	(314)	(309)
Income tax expense	(1,771)	(1,678)
Tax rate(2)	-24.0%	-25.0%
Business net income	5,662	5,019	12.8%
As % of net sales	20.4%	20.3%
Business earnings per share(3) (in euros)	4.33	3.81	13.6%

(1)    Net of tax.

(2)    Determined on the basis of Business income before tax, associates and non-controlling interests.

(3)    Based on an average number of shares outstanding of 1,306.6 million in the first nine months of 2015 and 1,315.8 million in the first nine months of 2014.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q3 2015	Q3 2014	Change
Business net income	2,096	1,935	8.3%
Amortization of intangible assets(1)	(598)	(561)
Impairment of intangible assets	(209)	(35)
Fair value remeasurement of contingent consideration liabilities	90	(45)
Restructuring costs	(58)	(163)
Additional expense related to US Branded Prescription Drug Fee(2)	—	(116)
Other gains and losses, and litigation	—	—
Tax effect of items listed above:	310	261
Amortization of intangible assets	210	188
Impairment of intangible assets	77	13
Fair value remeasurement of contingent consideration liabilities	8	5
Other gains and losses, and litigation	—	—
Restructuring costs	15	55
Other tax items	—	—
Share of items listed above attributable to non-controlling interests	2	—
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(5)	(86)
Net income attributable to equity holders of Sanofi	1,628	1,190	36.8%
IFRS earnings per share(3) reported (in euros)	1.25	0.91

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €560 million in the third quarter of 2015 and €540 million in the third quarter of 2014.

(2)         Annual fee related to 2013 sales following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(3)         Based on an average number of shares outstanding of 1,305.5 million in the third quarter of 2015 and 1,313.0 million in the third quarter of 2014.

See page 13 for comments on the reconciliation of business net income to consolidated net income.

€ million	9M 2015	9M 2014	Change
Business net income	5,662	5,019	12.8%
Amortization of intangible assets(1)	(1,827)	(1,862)
Impairment of intangible assets	(237)	(109)
Fair value remeasurement of contingent consideration liabilities	161	(177)
Restructuring costs	(439)	(298)
Additional expense related to US Branded Prescription Drug Fee(2)	—	(116)
Other gains and losses, and litigation(3)	—	35
Tax effect of items listed above:	871	783
Amortization of intangible assets	641	639
Impairment of intangible assets	87	39
Fair value remeasurement of contingent consideration liabilities	(7)	19
Other gains and losses, and litigation	—	(13)
Restructuring costs	150	99
Other tax items(4)	(111)	(110)
Share of items listed above attributable to non-controlling interests	5	4
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(132)	(118)
Net income attributable to equity holders of Sanofi	3,953	3,051	29.6%
IFRS earnings per share(5) reported (in euros)	3.03	2.32

(1)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,732 million in the first nine months of 2015 and €1,798 million in the first nine months of 2014.

(2)         Annual fee related to 2013 sales following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(3)         Day one profit on Alnylam shares presented in financial result.

(4)         Tax on dividends paid to shareholders of Sanofi.

(5)         Based on an average number of shares outstanding of 1,306.6 million in the first nine months of 2015 and 1,315.8 million in the first nine months of 2014.

See page 13 for comments on the reconciliation of business net income to consolidated net income.

Appendix 4: Consolidated income statement

€ million	Q3 2015	Q3 2014	9M 2015	9M 2014
Net sales	9,591	8,781	27,779	24,698
Other revenues	89	87	252	241
Cost of sales	(2,998)	(2,864)	(8,722)	(7,988)
Gross profit	6,682	6,004	19,309	16,951
Research and development expenses	(1,355)	(1,146)	(3,844)	(3,473)
Selling and general expenses	(2,461)	(2,309)	(7,547)	(6,642)
Other operating income	(108)	47	(25)	163
Other operating expenses	(28)	(8)	(198)	(95)
Amortization of intangible assets	(598)	(561)	(1,827)	(1,862)
Impairment of intangible assets	(209)	(35)	(237)	(109)
Fair value remeasurement of contingent consideration liabilities	90	(45)	161	(177)
Restructuring costs	(58)	(163)	(439)	(298)
Operating income	1,955	1,784	5,353	4,458
Financial expense	(127)	(154)	(394)	(446)
Financial income	22	15	80	172
Income before tax and associates and joint ventures	1,850	1,645	5,039	4,184
Income tax expense	(272)	(381)	(1,011)	(1,005)
Share of profit/loss of associates and joint ventures	73	(43)	7	(36)
Net income	1,651	1,221	4,035	3,143
Net income attributable to non-controlling interests	23	31	82	92
Net income attributable to equity holders of Sanofi	1,628	1,190	3,953	3,051
Average number of shares outstanding (million)	1,305.5	1,313.0	1,306.6	1,315.8
Earnings per share (in euros)	1.25	0.91	3.03	2.32

Appendix 5: 2015 currency sensitivity

2015 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.10
Japanese Yen	+5 JPY/EUR	-EUR 0.03
Russian Ruble	+10 RUB/EUR	-EUR 0.06

Currency exposure on Q3 2015

Currency	Q3 2015
US $	41.5%
Euro €	21.4%
Chinese Yuan	5.9%
Japanese Yen	4.5%
Brazilian Real	2.7%
British Pound	2.1%
Canadian $	1.5%
Russian Ruble	1.4%
Australian $	1.4%
Mexican Peso	1.4%
Others	16.2%

Currency average rates

	Q3 2014	Q3 2015	Change	Average month of September 2015
€/$	1.33	1.11	-16.5%	1.12
€/Yen	137.74	135.89	-1.3%	134.85
€/Yuan	8.17	7.01	-14.2%	7.15
€/Ruble	48.08	70.46	+46.5%	74.80

Appendix 6: R&D Pipeline

Registration

N lixisenatide GLP-1 agonist Type 2 diabetes, U.S.	Dengue Mild-to-severe dengue fever vaccine
PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S., EU
VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (3 years+)

Phase III

N LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	N patisiran (ALN-TTR02) siRNA inhibitor targeting TTR Familial amyloidotic polyneuropathy	Clostridium difficile Toxoid vaccine
N SAR342434 insulin lispro Type 1+2 diabetes	N revusiran (ALN-TTRsc) siRNA inhibitor targeting TTR Familial amyloidotic cardiomyopathy	Rotavirus Live attenuated tetravalent Rotavirus oral vaccine
N sarilumab sarilumab (anti-IL6R mAb) Rheumatoid arthritis	Jevtana® cabazitaxel Metastatic prostate cancer (1L)	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (3-36 months)
N dupilumab Anti-IL4Rα mAb Atopic dermatitis, Asthma

Phase II

dupilumab Anti-IL4Rα mAb Nasal polyposis; Eosinophilic oesophagitis	N isatuximab Anti-CD38 naked mAb Multiple myeloma	Rabies VRVg Purified vero rabies vaccine
N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N GZ402671 Oral GCS Inhibitor Fabry Disease	Meningitis ACYW conj. 2nd generation meningococcal conjugate infant vaccine
sarilumab sarilumab (Anti-IL6R mAb) Uveitis	N olipudase alfa rhASM Niemann-Pick type B	Tuberculosis Recombinant subunit vaccine
N Combination ferroquine / OZ439 Antimalarial		Fluzone® QIV HD Quadrivalent inactivated influenza vaccine — High dose

Phase I

N GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis	N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N SAR422459 ABCA4 gene therapy Stargardt disease
N SAR113244 Anti-CXCR5 mAb Systemic lupus erythematosus	N SAR408701 Anti-CEACAM5 ADC Solid tumors	N UshStat® Myosin 7A gene therapy Usher syndrome 1B
N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	N SAR439684 PD-1 inhibitor Cancer	N SAR366234 EP2 receptor agonist Elevated intraocular pressure
N SAR425899 GLP-1R/GCGR dual agonist Diabetes	N SAR428926 LAMP-1 inhibitor Cancer	Streptococcus pneumonia Meningitis & pneumonia vaccine
N SAR438335 GLP-1R/GIPR dual agonist Diabetes	N GZ402666 neo GAA Pompe Disease	Herpes Simplex Virus Type 2 HSV-2 vaccine
N SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy	N GZ389988 TRKA antagonist Osteoarthritis
N SAR339375 Anti-miR21 RNA Alport syndrome
N SAR439774 fitusiran (ALN-AT3) Haemophilia

N : New molecular entity

Appendix 7: Expected R&D milestones

Product	Event	Timing

Dengue vaccine	Expected regulatory decision in endemic countries	Q4 2015

Sarilumab	Expected U.S. regulatory submission in Rheumatoid Arthritis	Q4 2015

LixiLan	Expected U.S. regulatory submission in Diabetes	Q4 2015

PR5i vaccine (DTP-HepB-Polio-Hib)	Expected CBER decision on the extended review timelines	Q4 2015

LixiLan	Expected EU regulatory submission in Diabetes	Q1 2016

dupilumab	Expected Phase III top line results in Atopic Dermatitis	Q1 2016

PR5i vaccine (DTP-HepB-Polio-Hib)	Expected EU regulatory decision	Q2 2016

Meningitis ACYW conj. vaccine	Expected start of Phase III trial	Q2 2016

Rotavirus vaccine	Expected regulatory submission in India	Q2 2016

Insulin lispro	Expected Phase III top line results in Diabetes	Q2 2016

lixisenatide	Expected U.S. regulatory decision	Q3 2016

dupilumab	Expected U.S. regulatory submission in Atopic Dermatitis	Q3 2016

Sarilumab	Expected MONARCH Phase III results in Rheumatoid Arthritis	Q3 2016

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the third quarterand the first nine months of 2015

€ million	Q3 2015	9M 2015
Net sales	9,591	27,779
Effect of exchange rates	-508	-2,200
Net sales at constant exchange rates	9,083	25,579

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

(1)    Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.